Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

November 22, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Lauren Hamill, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Ms. Hamill:

On behalf of Nationwide Mutual Funds (the "Registrant") and its series the Nationwide Loomis All Cap Growth Fund (the "Fund"), below you will find the Registrant's responses to the comments conveyed by you on November 14, 2017, with regard to Post-Effective Amendment No. 224 (the "Amendment") to the Registrant's registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the "SEC") on September 27, 2017, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the "Securities Act").

Below we have provided your comments and the Registrant's response to each comment.  These responses will be incorporated into a filing made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

General

1.	Comment: Comments made to the Multiclass Prospectus should be carried over to the Class T Prospectus as applicable.

Response: The Registrant has carried over applicable comments to the Class T Prospectus as requested.

Fund Management

2.
Comment: On page 8, the heading "Historical Performance of Loomis Sayles' All Cap Growth Strategy" could potentially be confused with the performance of the Fund due to the similarity of the names of the strategy and the Fund.  Consider revising the heading to avoid such potential confusion and to clarify that the historical performance described applies to all similarly managed accounts of the subadviser.

Response: The heading has been revised as follows: "Historical Performance of Similarly Managed Accounts of Loomis Sayles."

3.
Comment: Please confirm supplementally that the Fund has obtained from the subadviser copies of the records that the subadviser is required to maintain pursuant to Rule 204-2 under the Investment Advisers Act of 1940 ("Advisers Act") to substantiate the subadviser's prior related composite performance.

Response: The Fund's subadviser has provided the Fund with detailed monthly composite information by which the Fund is able to recalculate the performance presented.  In addition, the subadviser has informed the Registrant that it has the records necessary to support the calculation of its prior performance presented in the Fund's prospectus as required by Rule 204-2(a)(16) under the Advisers Act.

4.
Comment: In the second paragraph under "Historical Performance of Loomis Sayles' All Cap Growth Strategy," please clarify that "the Subadviser's Similarly Managed Accounts" applies to all of Loomis Sayles' similarly managed accounts.

Response: The Registrant notes that the first paragraph under "Historical Performance of Loomis Sayles' All Cap Growth Strategy" defines "Subadviser's Similarly Managed Accounts" as "all accounts managed by Loomis Sayles that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as the Fund."  Therefore, the Registrant respectfully submits that further clarification is not needed in the second paragraph.

U.S. Securities and Exchange Commission

Investing With Nationwide Funds

5.
Comment:  On page 10 under "Waiver of Class A Sales Charges," the disclosure states that front-end sales charges on Class A shares are waived for investors purchasing shares through an unaffiliated brokerage firm that has an agreement with the Distributor.  As required by IM Guidance Update No. 2016-06, please provide a cross reference to the section and page of the Prospectus and Statement of Additional Information that lists these brokers.  In the alternative, delete the disclosure regarding unaffiliated brokers.

Response: The Registrant has deleted the disclosure regarding unaffiliated brokers.

In connection with the Registrant's responses to the SEC Staff's comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire